

May 11, 2023

Nanci Prado
Deputy General Counsel
LEVI STRAUSS & CO.
1155 Battery Street
San Francisco, CA 94111

Re: LEVI STRAUSS & CO.
Form 10-K for the Fiscal Year Ended November 27, 2022
Response Dated May 2, 2023
File No. 001-06631

Dear Nanci Prado:

We have reviewed your May 2, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2023 letter.

Response Letter Dated May 2, 2023

Appendix A, page 5

1. We note that on the last page of Appendix A, you disclose Adjusted Diluted Earnings Per Share at the bottom of your reconciliation of net income to Adjusted Net Income. Please revise to present a reconciliation of diluted EPS to Adjusted Diluted EPS. Additionally, wherever you present a Non GAAP margin measure in Appendix A, please revise to disclose the most comparable margin presented in accordance with GAAP.

You may contact Stephany Yang at (202) 551-3167 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing